(212) 318-6054

vadimavdeychik@paulhastings.com

August 29, 2018

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Anu Dubey

Re:                   Brookfield Investment Funds (the “Trust”)

File Numbers: 333-174323; 811-22558

Dear Ms. Dubey,

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned with respect to Post-Effective Amendment No. 38 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on June 22, 2018 (SEC Accession No. 0001104659-18-041820), for the purpose of adding a new series to the Trust, the Center Coast Brookfield Energy Infrastructure Fund (the “Fund”).

The Trust’s responses to your comments are reflected below.  We have restated your comments for ease of reference.  Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

Comment 1:  The last sentence of Footnote 4 to the Fee Table states that “waivers and/or reimbursements made by the Adviser are subject to recoupment from the Fund within three fiscal years after the occurrence of the waiver and/or reimbursement.” The reference to fiscal years rather than calendar years indicates that the recoupment period could be longer than three calendar years. Thus, please either 1) confirm that the Fund will book obligations to repay the Adviser for waived expenses as liabilities, consistent with ASC 450, or 2) explain why it is not probable that the Fund will have to repay the Adviser for a period of three years.

Response 1:  The Trust respectfully submits that the recoupment period will not be longer than three years and has revised the last sentence of Footnote 4 as follows:

“Any waivers and/or reimbursements made by the Adviser are subject to recoupment from the Fund for a period not to exceed three years after the occurrence of the waiver and/or reimbursement, provided that the Fund is able to effect such payment to the Adviser and remain in compliance with the expense cap in effect at the time the waivers and/or reimbursements occurred.”

Comment 2:  With respect to the same sentence as above, please revise the disclosure to indicate that the Fund must remain in compliance with both relevant expense caps—the expected cap in effect at the time of waiver or reimbursement, and the expense cap in effect at the time of recoupment.

Response 2:  Please refer to Response 1.

Comment 3:  With respect to the second table in the “Example” section, please provide data for only those share classes whose information differs from that of the first table.

Response 3:  The requested change has been made.

Comment 4:  With respect to the “Principal Investment Strategies” section, if the Fund will count derivatives toward the 80% Policy, please confirm that the Fund will value derivatives based on market value for purposes of the 80% Policy.

Response 4:  The Trust confirms that derivative instruments that offer economic exposure to assets that are consistent with the Fund’s name will be valued at market value for purposes of measuring compliance with the 80% Policy.  To the extent the SEC or its Staff issues additional guidance in this area, the Trust reserves the right to modify its policies in accordance with such guidance.

Comment 5:  Please revise the discussion of the 80% Policy to include a definition of “energy infrastructure companies,” including a list of criteria that an entity must meet in order to be considered an energy infrastructure company.  Additionally, please define the term “energy infrastructure.”

Response 5:  The “Principal Investment Strategies” section has been revised to include the following:

“The Fund defines an energy infrastructure company as a company that derives at least 50% of its revenues or operating income from the ownership, operation or providing services for the operation of energy infrastructure assets, including assets used in transporting, processing, storing, distributing, mining or marketing natural gas, natural gas liquids, coal, crude oil, refined products or electricity, or exploring, developing, generating, managing or producing such commodities.”

Comment 6:  Please revise the second sentence of the “Principal Investment Strategies” section to refer to “investments that have economic characteristics similar to MLPs” rather than “investments that offer economic exposure to MLPs,” in order to ensure consistency between that sentence and the 80% Policy.

Response 6:  The Trust has revised the second sentence as follows:

“The Fund’s MLP Investments may include, but are not limited to, investments that have economic characteristics similar to MLPs in the form of common units issued by MLPs, preferred and convertible subordinated units of MLPs, securities that are derivatives of interests in MLPs, including equity securities of ‘MLP affiliates,’ which the Adviser defines as entities issuing MLP I-shares, securities of entities holding primarily general partner or managing member interests in MLPs, MLPs that are taxed as ‘C’ corporations, and other entities that operate like MLPs and have economic characteristics like MLPs but are organized and taxed as ‘C’ corporations or organized as limited liability companies.”

Comment 7:  Please explain how the Fund will maintain compliance with its 80% Policy when investing in other investment companies.  Will the Fund look through to the underlying holdings of other investment companies?

Response 7:  The Trust respectfully submits that to the extent the Fund invests in securities of other investment companies, to the extent practicable, the Fund will look through such investment company’s underlying investments in order to determine its compliance with the 80% Policy.  The Fund will only look through to the underlying investments if such investment company invests less than 80% of its assets in the specific industry or type of investment.

Comment 8:  With respect to the third full paragraph of the “Principal Investment Strategies” section, please disclose the Fund’s maturity policy regarding debt investments, as well as any related risk factors.

Response 8:  The Trust has added disclosure noting that the Fund will not have any duration or weighted average maturity restrictions.

Comment 9:  Given that the Fund may invest in covered call options, please add a covered call options risk factor to the “Principal Risks of Investing in the Fund” section.

Response 9:  The Trust respectfully submits that it has revised the disclosure under the section entitled “Additional Information About the Fund’s Investment Objective, Investment Strategies, and Related Risks” to add the appropriate risk factor.

Comment 10:  Please consider moving the fourth paragraph of the “Principal Investment Strategies” section of the summary prospectus out of the section.

Response 10:  The Trust revised the disclosure under the section entitled “Principal Investment Strategies” to remove the fourth paragraph, as requested, and incorporated the disclosure under the section entitled “Additional Information about the Fund’s Investment Objective, Investment Strategies, and Related Risks.”

Comment 11:  Please reconcile the language in the “Principal Investment Strategies” section noting that the Fund seeks to establish positions in “high quality” MLP Investments with the earlier disclosure that the Fund may invest up to 20% in debt securities that are rated below investment-grade.

Response 11:  The Trust submits that the term “high quality,” as used in the “Principal Investment Strategies” section, does not refer to credit ratings, but rather to the Adviser’s overall assessment of the MLP Investments’ durability of cash flows, relative market valuation and growth potential.  As a result, the Trust respectfully declines to make any disclosure changes.

Comment 12:  The “Principal Risks of Investing in the Fund” section includes a risk factor for foreign (non-U.S.) securities, but the “Principal Investment Strategies” section does not include any reference to such investments.  Please revise the section to disclose the Fund’s investments in foreign securities.  Additionally, if the Fund’s investments in emerging markets rise to the level of principal investment strategies, please revise the “Principal Investment Strategies” section to refer to them.

Response 12:  The Trust has revised the “Principal Investment Strategies,” as appropriate.  The Trust submits, however, that the Fund will not invest in emerging market securities as part of its principal investment strategy.

Comment 13:  Please revise the “Principal Risks of Investing in the Fund” section to include a risk factor for “Energy Infrastructure Risk” rather than “Infrastructure Risk.”

Response 13:  The Trust has revised the “Principal Risks of Investing in the Fund” section to include the following risk factor in place of Infrastructure Risk and has renamed the risk factor as “Energy Infrastructure Industry Concentration Risk”:

Under normal circumstances, the Fund will concentrate its investments in the energy infrastructure industry.  The primary risks inherent in investments in the energy infrastructure industry include the following:  (1) the performance and level of distributions of MLPs can be affected by direct and indirect commodity price exposure; (2) a decrease in market demand for natural gas or other energy commodities could adversely affect MLP revenues or cash flows; (3) energy infrastructure assets deplete over time and must be replaced; and (4) a rising interest rate environment could increase an MLP’s cost of capital.

The Trust has also incorporated the applicable language in the statutory prospectus.

Comment 14:  In the “Tax Information” section of the summary prospectus, please add the following disclosure: “Investments through a tax-deferred arrangement may be taxable upon withdrawal.”

Response 14:  The Trust has revised the section to include the requested disclosure.

Comment 15:  Please revise the “Additional Information about the Fund’s Investment Objective, Investment Strategies, and Related Risks” section of the statutory prospectus to be consistent with the changes made in response to Comments 4 through 9 and 13 above.

Response 15:  The Trust has revised the section entitled “Additional Information about the Fund’s Investment Objective, Investment Strategies, and Related Risks” accordingly.

Comment 16: The “Temporary Defensive Positioning” subsection under the section entitled “Additional Information about the Fund’s Investment Objective, Investment Strategies, and Related Risks,” states that the Fund, during temporary defensive periods, may invest up to 30% of its net asset value in various strategic transactions to hedge the portfolio or individual securities in the portfolio and mitigate risks, including the purchase and sale of put and call options, exchange-traded notes, exchange-traded funds and total return swaps.  Please add corresponding disclosure to the “Principal Investment Strategies” section if this will be a principal investment strategy for the Fund.

Response 16:  The Trust respectfully submits that any such investments will be made only for temporary defensive purposes and will not be a principal investment strategy for the Fund.

Comment 17:  The references to covered call options are inconsistent between the summary prospectus and the statutory prospectus.  Please revise the disclosure to make the references consistent.

Response 17:  The Trust respectfully submits that the referenced disclosure was removed from the summary prospectus, and will be incorporated under the section entitled “Additional Information about the Fund’s Investment Objective, Investment Strategies, and Related Risks.”

Comment 18:  The reference to the “three year period” for recoupment of waived expenses in the third-to-last paragraph in the section entitled “The Adviser” is inconsistent with the aforementioned “three fiscal years” language in Footnote 4 to the Fee Table in the summary prospectus.  Please make the disclosure consistent between these two sections.

Response 18:  Please refer to Response 1.

Comment 19:  If there is no lead portfolio manager for the Fund and, instead, Dan C. Tutcher, Robert T. Chisholm, and Jeff Jorgensen will jointly share the responsibility, please add the following language to the section entitled “Portfolio Managers”:  “Dan C. Tutcher, Robert T. Chisholm and Jeff Jorgensen will jointly and primarily share the responsibility for the day-to-day management of the Fund.”

Response 19:  The requested change has been made.

Comment 20:  With respect to the discussion on page 29, which states “[f]inancial intermediaries may have different policies and procedures regarding the availability of these reductions or waivers,” pursuant to IM Guidance 2016-06 and Item 12(a)(2) of Form N-1A, please confirm that such financial intermediaries have been disclosed.

Response 20:  The Trust respectfully submits that it believes that all arrangements that would result in breakpoints in, or elimination of, sales loads have been described, and each class of individuals or transactions to which the arrangements would apply have been identified. Moreover, each different breakpoint as a percentage of both the offering price and net amount invested has been adequately disclosed.  At this time, the Trust is not aware of any specific intermediaries offering variations in, or eliminations of sales loads.  To the extent this changes in the future, the Trust will update the relevant disclosure consistent with the applicable SEC rules and regulations.

Comment 21:  With respect to the “Redemption ‘In-Kind’” subsection, please consider disclosing more details about redemptions in-kind, such as whether they would consist of pro rata slices of assets, individual securities, or representative baskets.

Response 21:  The Trust respectfully submits that the current disclosure is adequate and no further changes are necessary at this time.

Statement of Additional Information

Comment 22:  The “Notes to Investment Restrictions” section includes the following language: “For purposes of investment restriction No. 3 above, the Trust may use the industry classifications reflected by the S&P 500 Index, if applicable at the time of determination.  For all other portfolio holdings, the Trust may use the Directory of Companies Required to File Annual Reports with the SEC and Bloomberg Inc.”  Please explain which holdings the second sentence refers to.

Response 22:  The Trust revised the disclosure to remove the second sentence.

Comment 23:  Please delete the following sentence in the section entitled “Notes to Investment Restrictions”: “[t]he Trust’s use of these classification systems is not a fundamental policy of the Fund and therefore can be changed without shareholder approval.”

Response 23:  The requested change has been made.

Comment 24:  In the “Trustees and Officers” section, please revise the disclosure for Edward A. Kuczmarski to include his principal occupations during the past five years.

Response 24:  The Trust has revised the disclosure, as appropriate.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP